FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Fasenra Phase III EGPA trial met primary endpoint

11 September 2023

Fasenra met the primary endpoint in the MANDARA Phase III trial in eosinophilic granulomatosis with polyangiitis (EGPA)

First head-to-head trial of biologics in EGPA, comparing a single monthly injection of Fasenra to three injections per month of mepolizumab

Positive high-level results from the MANDARA Phase III trial showed AstraZeneca's Fasenra (benralizumab) met the primary endpoint of the trial and demonstrated non-inferior rates of remission compared to mepolizumab in patients with eosinophilic granulomatosis with polyangiitis (EGPA) who were receiving oral corticosteroids (OCS) with or without stable immunosuppressive therapy.

MANDARA is the first Phase III head-to-head trial of biologics in EGPA and compared the efficacy and safety of Fasenra versus mepolizumab, the only currently approved treatment.1,2 In the blinded trial, patients were randomised to receive either a single 30mg subcutaneous injection of Fasenra or three separate 100mg subcutaneous injections of mepolizumab once every four weeks.1,2

EGPA is a rare, immune-mediated vasculitis that is caused by inflammation of small to medium-sized blood vessels.3,4 Approximately half of patients with EGPA have concomitant adult-onset severe eosinophilic asthma (SEA).5 EGPA can result in damage to multiple organs, including lungs, skin, heart, gastrointestinal tract and nerves, which accumulates over time and without treatment can be fatal.3,6

Dr Michael Wechsler, Principal Investigator said: "The positive MANDARA trial results are exciting because patients with eosinophilic granulomatosis with polyangiitis today have limited treatment options but face crippling symptoms, which can even be fatal if not treated. This trial demonstrates that a biologic medicine given in a single monthly injection could help patients achieve remission rates comparable to the current standard of care, adding to the importance of benralizumab as a potential treatment option for eosinophilic granulomatosis with polyangiitis."

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "The positive results from MANDARA demonstrate that Fasenra, which has a unique mechanism of action and directly targets eosinophils, can help patients achieve remission from the debilitating impacts of this inflammatory disease with a more convenient single monthly subcutaneous injection."

The safety and tolerability profile for Fasenra in the trial was consistent with the known profile of the medicine.

Full results from MANDARA will be presented at an upcoming medical meeting and data will be shared with health authorities around the world.

Fasenra is a monoclonal antibody that binds directly to IL-5 receptor alpha on eosinophils and attracts natural killer cells to induce rapid and near-complete depletion of blood and tissue eosinophils in most patients via apoptosis (programmed cell death).7,8

Fasenra is currently approved as an add-on maintenance treatment for SEA in the US, EU, Japan and other countries, and is approved for self-administration in the US, EU and other countries.9,10 The FDA granted Orphan Drug Designation for Fasenra for EGPA in 2018 and AstraZeneca continues to explore Fasenra's potential beyond severe asthma, as a treatment across many diseases where eosinophils are expected to play a role.11-14

Notes

EGPA
EGPA, formerly known as Churg-Strauss Syndrome, is a rare, immune-mediated inflammatory disease that is caused by inflammation of small to medium-sized blood vessels.3,4 It is estimated that 118,000 people throughout the world live with EGPA.15

EGPA can result in damage to multiple organs, including lungs, skin, heart, gastrointestinal tract and nerves.3 The most common symptoms and signs include extreme fatigue, weight loss, muscle and joint pain, rashes, nerve pain, sinus and nasal symptoms, and shortness of breath.3,6 Without treatment, the disease may be fatal.3,6

Elevated levels of eosinophils play a central role in EGPA disease pathophysiology.4 All patients with EGPA have very high levels of eosinophils at some point in their disease, both in peripheral blood and in affected tissues or organs.3,6 Approximately half of patients with EGPA have concomitant adult-onset SEA, and often have sinus and nasal symptoms.3,5

There are limited treatment options for EGPA. Patients are often treated with chronic high-dose OCS and can experience recurrent relapses when attempting to taper off OCS.6,16 Mepolizumab is currently the only approved treatment for EGPA.2

MANDARA
MANDARA was a randomised, double blind, double-dummy, active-controlled, parallel group, multicentre 52-week Phase III trial which compared the efficacy and safety of Fasenra to mepolizumab in adult patients with relapsing or refractory EGPA.1 In the blinded trial, 140 patients were randomised 1:1 (70 per treatment group) to receive either a single 30mg subcutaneous injection of Fasenra or three separate 100mg subcutaneous injections of mepolizumab once every four weeks.1

The primary endpoint was the proportion of patients who were in remission at both weeks 36 and 48.1 Remission is defined as Birmingham Vasculitis Activity Score (BVAS)=0 and OCS dose less than or equal to 4mg/day.1 Fasenra remission was compared to the historical placebo rate from mepolizumab's Phase III trial, MIRRA.17 The primary statistical analysis was to demonstrate non-inferiority of Fasenra versus mepolizumab based on the primary endpoint.

All patients who complete the 52-week double-blind treatment period may be eligible to continue into an open label extension (OLE) period, intended to allow each patient at least one year of treatment with open-label Fasenra.1

Mepolizumab is a humanized IL-5 antagonist monoclonal antibody.2

Fasenra
Fasenra (benralizumab) is currently approved as an add-on maintenance treatment for SEA in the US, EU, Japan and other countries, and is approved for self-administration in the US, EU and other countries.9,10 Fasenra has been studied in almost 4,000 patients in global clinical trials.18-22

Fasenra is in development for other eosinophilic diseases including chronic obstructive pulmonary disease, chronic rhinosinusitis with nasal polyps and hypereosinophilic syndrome.12-14

Fasenra was developed by AstraZeneca and is in-licensed from BioWa, Inc., a wholly-owned subsidiary of Kyowa Kirin Co., Ltd., Japan.

Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals, is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

References
1.   Clinicaltrials.gov. Efficacy and Safety of Benralizumab in EGPA Compared to Mepolizumab. (MANDARA). Available at: https://classic.clinicaltrials.gov/ct2/show/NCT04157348. [Last accessed: September 2023].
2.   Mepolizumab US prescribing information. Available from: https://www.accessdata.fda.gov/drugsatfda_docs/label/2023/125526Orig1s021,761122Orig1s011Corrected_lbl.pdf [Last accessed: September 2023].
3.   American Partnership for Eosinophilic Disorders. Eosinophilic Granulomatosis with Polyangiitis (EGPA). Available at: https://apfed.org/about-ead/eosinophilic-granulomatosis-with-polyangiitis/. [Last accessed: September 2023].
4.   Furuta S, Iwamoto T, Nakajima H. Update on eosinophilic granulomatosis with polyangiitis. Allergol Int. 2019;68:430-436.
5.   Cottin V, et al. Respiratory manifestations of eosinophilic granulomatosis with polyangiitis (Churg-Strauss). Eur Respir J. 2016;48:1429-1441.
6.   Baldini C, et al. Clinical Manifestations and Treatment of Churg-Strauss Syndrome. Rheum Dis Clin N Am. 2010;36:527-543.
7.   Kobleck R, et al. MEDI-563, a humanized anti-IL-5 receptor a mAb with enhanced antibody-dependent cell-mediated cytotoxicity function. J Allergy Clin Immunol. 2010;125:1344-1353.e2.
8.   Pham TH, et al. Reductions in eosinophil biomarkers by benralizumab in patients with asthma. Respir Med. 2016;111:21-29.
9.   AstraZeneca news release. Available at: https://www.astrazeneca.com/media-centre/press-releases/2019/fasenra-approved-in-the-us-for-self-administration-in-a-new-pre-filled-auto-injector-the-fasenra-pen-04102019.html. [Last accessed: September 2023].
10.  AstraZeneca news release. Available at: https://www.astrazeneca.com/media-centre/press-releases/2019/fasenra-receives-positive-eu-chmp-opinion-for-self-administration-and-the-new-fasenra-pen-a-pre-filled-single-use-auto-injector-01072019.html. [Last accessed: September 2023].
11.  AstraZeneca news release. Available at: https://www.astrazeneca.com/media-centre/press-releases/2018/us-fda-grants-fasenra-orphan-drug-designation-for-eosinophilic-granulomatosis-with-polyangiitis-26112018.html. [Last accessed: September 2023].
12.  Clinicaltrials.gov. Efficacy and Safety of Benralizumab in Moderate to Very Severe Chronic Obstructive Pulmonary Disease (COPD) With a History of Frequent Exacerbations (RESOLUTE). Available from: https://clinicaltrials.gov/ct2/show/NCT04053634. [Last accessed: September 2023].
13.  Clinicaltrials.gov. Efficacy and Safety Study of Benralizumab in Patient With Eosinophilic Chronic Rhinosinusitis With Nasal Polyps (ORCHID). Available at: https://clinicaltrials.gov/ct2/show/NCT04157335. [Last accessed: September 2023].
14.  Clinicaltrials.gov. A Phase 3 Study to Evaluate the Efficacy and Safety of Benralizumab in Patients With Hypereosinophilic Syndrome (HES) (NATRON). Available from: https://clinicaltrials.gov/ct2/show/NCT04191304. [Last accessed: September 2023].
15.  AstraZeneca Data on file. 2022. REF-167820.
16.  Bell CF, et al. Burden of illness and costs associated with eosinophilic granulomatosis with polyangiitis: evidence from a managed care database in the United States. J Manag Care Spec Pharm. 2021;27:1249-1259.
17.  AstraZeneca Data on file. 2023. REF-196096.
18.  Bleecker ER, et al. Efficacy and safety of benralizumab for patients with severe asthma uncontrolled with high-dosage inhaled corticosteroids and long-acting b 2-agonists (SIROCCO): a randomised, multicentre, placebo-controlled phase 3 trial. Lancet. 2016;388:2115-2127.
19.  FitzGerald JM, et al. Benralizumab, an anti-interleukin-5 receptor a monoclonal antibody, as add-on treatment for patients with severe, uncontrolled, eosinophilic asthma (CALIMA): a randomised, double-blind, placebo-controlled phase 3 trial. Lancet. 2016;388:2128-2141.
20.  Nair P, et al. Oral Glucocorticoid-Sparing Effect of Benralizumab in Severe Asthma. N Engl J Med. 2017;376:2448-2458.
21.  Menzies-Gow A, et al. Oral corticosteroid elimination via a personalised reduction algorithm in adults with severe, eosinophilic asthma treated with benralizumab (PONENTE): a multicentre, open-label, single-arm study. Lancet Respir Med. 2022;10:47-58.
22.  Harrison TW, et al. Onset of effect and impact on health-related quality of life, exacerbation rate, lung function, and nasal polyposis symptoms for patients with severe eosinophilic asthma treated with benralizumab (ANDHI): a randomised, controlled, phase 3b trial. Lancet Respir Med. 2021;9:260-274.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 September 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary